Exhibit 99.8
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Isabelle CABROL
Tel. : + 33 (0) 1 47 44 64 24
Charles-Edouard ANFRAY
Tel. : + 33 (0) 1 47 44 65 55
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 59 81
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Filing of Form 20-F for the year 2006
Paris, April 11, 2007 - On April 10, 2007, Total S.A. filed its Annual Report on Form 20-F for the year ended December 31, 2006 with the U.S. Securities and Exchange Commission (SEC).
The 2006 Form 20-F can be downloaded from the Company’s website (www.total.com, under the heading Investor Relations / Publications), or from www.sec.gov, the website of the SEC. Printed copies of the Form 20-F can be requested, free of charge, at www.total.com under the heading Investor Relations / Contact or by calling +33 (0)1 47 44 58 53 or, from the United States, 1-201-626-3500.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com